FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece (NBG) announces the completion of the process for the establishment of its 100% subsidiary “NBG PANGAEA Real Estate Investment Company”. The company’s real estate portfolio consists of 241 commercial properties (mainly bank branches and office buildings) located in prime urban areas, which are leased mainly to NBG. According to the recent valuation performed by the Greek Body of Certified Valuers (SOE), the market value of the company’s real estate portfolio amounts to €914 million. NBG Pangaea REIC will engage in real estate investment and active management and operation of real estate assets.

Athens, 1 April, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 6th April, 2010

Chief Executive Officer